SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDED AND RESTATED

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PAREXEL INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	04-2776269
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

195 West Street, Waltham, Massachusetts 02451
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:
 Not applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock (and associated Series A Junior Participating Preferred Stock purchase rights), $.01 par value per share
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

The following description of our common stock and preferred stock summarizes the material terms and provisions of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our articles of organization and by-laws, which have been filed with the Securities and Exchange Commission. The terms of these securities may also be affected by Massachusetts law.

Under our articles of organization, our authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share, of which 50,000 shares are designated Series A Junior Participating Preferred Stock in connection with the Rights Plan described below. The rights and preferences of the remaining authorized preferred stock may be established from time to time by our board of directors.

Common Stock

As of February 25, 2003, 25,623,143 shares of our common stock were outstanding and there were approximately 91 stockholders of record.

Holders of our common stock have one vote for each share on all matters that we submit to a vote of stockholders. Holders of our common stock do not have cumulative voting rights, which means that holders of a majority of the shares of common stock may elect all of the directors standing for election. Holders of our common stock are entitled to receive dividends, if any are declared by our board of directors, after we satisfy any preferential dividend rights of any outstanding preferred stock. If we liquidate, dissolve or wind up, holders of our common stock are entitled to receive our net assets, after all of our debts and other liabilities are paid and after holders of preferred stock receive all the payments that they are entitled to. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights, other than described below under the caption "Rights Plan". Our outstanding shares of common stock are fully paid and nonassessable. If we issue preferred stock in the future, the rights, preferences and privileges of holders of our common stock may be negatively affected by the rights of the holders of shares of preferred stock.

Preferred Stock

Our board of directors can, without stockholder approval, issue up to 5,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including all of the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price and liquidation preferences of those preferred shares. On March 27, 2003, in connection with the Rights Plan described below, our board of directors designated 50,000 shares of preferred stock as Series A Junior Participating Preferred Stock, $.01 par value per share, as set forth in the Certificate of Vote of Series A Junior Participating Preferred Stock filed with the Secretary of the Commonwealth of the Commonwealth of Massachusetts on March 27, 2003 and summarized below under the caption "Rights Plan".

If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control of our company. We do not have any shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Rights Plan

On March 27, 2003, our board of directors declared a dividend of one Right for each outstanding share of our common stock to stockholders of record at the close of business on April 7, 2003 (the "Record Date"). Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a Purchase Price of $98.00 in cash, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated March 27, 2003 (the "Rights Agreement") between us and EquiServe Trust Company, N.A., as Rights Agent.

Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of common stock, and no separate Rights Certificates will be distributed. The Rights will separate from the common stock, and the Distribution Date will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock or (b) the first date on which an executive officer of our company has actual knowledge that an Acquiring Person has become such (such later date, the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of common stock. The Distribution Date may be deferred in circumstances determined by our board of directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the common stock certificates outstanding on the Record Date, together with a Summary of Rights to be mailed to stockholders, or by new common stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such common stock certificates; and (iii) the surrender for transfer of any certificates for common stock outstanding (with or without the Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire upon the close of business on March 27, 2013 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by our board of directors, and except for shares of common stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

In the event that any Person becomes an Acquiring Person, then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of PAREXEL (or, in certain circumstances, cash, property or other securities of the PAREXEL) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of common stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

For example, at an exercise price of $98 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $98 such number of shares of common stock (or other consideration, as noted above) as equals $98 divided by one-half of the current market price (as defined in the Rights Agreement) of the common stock. Assuming that the common stock had a market price of $14 per share at such time, the holder of each valid Right would be entitled to purchase fourteen shares of common stock, having a market value of 14 x $14, or $196, for $98.

In the event that, at any time after any Person becomes an Acquiring Person, (i) PAREXEL is consolidated with, or merged with and into, another entity and PAREXEL is not the surviving entity of such consolidation or merger or if PAREXEL is the surviving entity, but shares of our outstanding common stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of PAREXEL's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

For example, at an exercise price of $98 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $98 such number of shares of common stock of the acquiring company as equals $98 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a market price of $14 per share at such time, the holder of each valid Right would be entitled to purchase fourteen shares of common stock of the acquiring company, having a market value of 14 x $14, or $196, for $98.

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of our common stock, our board of directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the PAREXEL's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of common stock is also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to receive, when, as and if declared by our board of directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by our board of directors) after the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the board in the vote ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

At least once every three years, a committee of independent directors will evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of PAREXEL and its shareholders.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of PAREXEL, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to stockholders or to PAREXEL, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of PAREXEL or for common stock of the acquiring company as set forth above.

Any provision of the Rights Agreement, other than the redemption price, may be amended by the board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the board's authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

The Rights are intended to protect the stockholders of PAREXEL in the event of an unfair or coercive offer to acquire PAREXEL and to provide the board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire PAREXEL without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of PAREXEL and its stockholders, as determined by a majority of the board. The Rights should not interfere with any merger or other business combination approved by the board.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the PAREXEL's Current Report on Form 8-K dated March 27, 2003. A copy of the Rights Agreement is available free of charge from PAREXEL. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Massachusetts Law and our By-Laws and Articles of Organization

Massachusetts Law

We are subject to Chapter 110F of the Massachusetts General Laws. This law is an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation from engaging in a business combination with an interested stockholder for a period of three years after the date the person became an interested stockholder, unless:

    our board of directors approves the business combination prior to the time the interested stockholder becomes an interested stockholder;
    the interested stockholder acquires 90% of our outstanding voting stock at the time it becomes an interested stockholder; or
    the business combination with the interested stockholder is approved by both our board of directors and the holders of two-thirds of our outstanding voting stock, excluding shares held by the interested stockholder.

An interested stockholder is a person who owns, or at any time within the prior three years did own, 5% or more of our outstanding voting stock. A business combination includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the interested stockholder. We may at any time elect not to be governed by Chapter 110F if a majority of our stockholders vote to remove us from the law's coverage, but that amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment.

We are subject to Section 50A of the Massachusetts Business Corporation Law. In general, this statute requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible. Section 50A also provides that the number of directors of subject companies may be fixed only by the board of directors, board vacancies may only be filled by a vote of directors then in office and the stockholders of subject companies may remove directors only for cause. We may at any time elect not to be governed by Section 50A by a vote to remove us from the law's coverage by our board of directors or by a vote of the holders of at least two-thirds of each class of our stock.

By-Laws

Our by-laws include a provision that makes Massachusetts General Laws Chapter 110D, Regulation of Control Share Acquisitions, inapplicable to us. This statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of that corporation may not vote the stock unless the other stockholders of that corporation vote to allow the shares to be voted. Our board of directors could amend our by-laws at any time to subject us to this statute.

Our by-laws require that stockholders meet notice provisions to nominate someone to serve on our board of directors. To be timely, a notice by a stockholder must be given between 60 and 90 days prior to a scheduled meeting. If we give less than 70 days' notice of the date of the meeting to the stockholders, a stockholder will have ten days to give the notice. The stockholder's notice of nomination must include information about the stockholder, the nominee and any beneficial owner involved in the nomination. We may require any proposed nominee to provide additional information that is reasonably required to determine the proposed nominee's eligibility.

Our by-laws provide that stockholders seeking to bring business before a meeting of stockholders must provide us with timely notice in writing. To be timely, a stockholder's notice must be delivered to our principal offices between 60 and 90 days prior to the scheduled meeting. If we give less than 70 days' notice of the date of the meeting to the stockholders, a stockholder will have ten days to give the notice. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal and any other stockholder known to be supporting the proposal. The by-laws require us to call a special stockholders' meeting if stockholders holding at least 80% of our common stock entitled to vote at a meeting, or such lesser percentage as constitutes the maximum percentage permitted by law, request that we call a special meeting.

Articles of Organization

Our articles of organization divide our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. The number of directors may be fixed only by vote of the board of directors. Our articles of organization also provide that stockholders may fill vacancies on the board, enlarge the board and remove directors with or without cause. Notwithstanding such provisions, the rights of stockholders to take such actions are limited by Massachusetts Business Corporation Law Section 50A, as set forth above.

Our articles of organization eliminate the personal liability of our directors as permitted by the Massachusetts Business Corporation Law. In addition, under our articles of organization, we are required to indemnify our current and former officers and directors against all liabilities and costs of defending an action or suit if they are involved in the suit because of their positions with us. However, we cannot indemnify any person if a court finds that the person did not act in good faith.

Our articles of organization also provide that, if approved by a majority of our board of directors, the holders of a majority of each class of our stock can vote to sell, lease or exchange all or substantially all of our property and assets or to merge or consolidate our company. If a majority of our board of directors does not approve the transaction, the holders of at least two-thirds of each class of stock must approve the transaction.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Fleet National Bank.

Item 2. Exhibits.
EXHIBIT NUMBER	DESCRIPTION

1

Amended and Restated Articles of Organization of the Corporation, as amended (incorporated by reference to Exhibit 3.1 to the Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

2

Certificate of Vote of Series A Junior Participating Preferred Stock of the Corporation (incorporated by reference to Exhibit 3.1 to the Corporation's Current Report on Form 8-K filed with the SEC on March 27, 2003).

3	Second Amended and Restated By-laws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation's Annual Report on Form 10-K for the year ended June 30, 2001).
4

Amendment No. 1 to the Second Amended and Restated By-Laws of the Corporation (incorporated by reference to Exhibit 3.3 to the Corporation's Current Report on Form 8-K filed with the SEC on March 27, 2003).

5	Specimen Certificate representing the Common Stock of the Corporation (incorporated by reference to Exhibit 4.1 to the Corporation's Registration Statement on Form S-1 (File No. 33-97406).
6

Rights Agreement dated March 27, 2003 between the Corporation and Equiserve Trust Company, N.A., as Rights Agent, which includes as Exhibit A the Form of Certificate of Vote of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed with the SEC on March 27, 2003).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 27th day of March, 2003.

PAREXEL INTERNATIONAL CORPORATION
By: /s/ Josef H. von Rickenbach Name: Josef H. von Rickenbach Title: Chairman of the Board of Directors